GARY CURTIS CANNON
ATTORNEY AT LAW
12341 Briardale Way
San Diego, CA 92128-5212
____________________

Telephone (858) 391-9083 Facsimile (858) 391-9084
email: garycurtiscannon@lawyer.com

December 9, 2005

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	CryoPort, Inc.
Form 10-SB
Filed October 20, 2005
File No. 0-51578

Dear Mr. Riedler,

As General Counsel for CryoPort, Inc. (CryoPort), I have been requested by Peter Berry CryoPort’ s Chief Executive Officer to respond on behalf of the Company to the SEC comments letter of November 16, 2005 regarding CryoPort’s Form 10-SB filing. It is CryoPort’s intent to file an Amended Form 10-SB once we have had a review and acceptance of the Company’s responses. To that end, I have provided individual responses to the comments below. They should be read in conjunction not only with the comments letter, but the initial Form 10-SB filing and the Form 10-SB/A draft enclosed with this letter. Once the SEC is satisfied with the proposed changes and or the responses, the Company will make the electronic filing. The responses are as follows:

Comment 1:

It is the intent of CryoPort to complete the Registration before the 60 days.

Comment 2:

The following information per SB Regulation 101 (b)(11) has been added as a final paragraph in the “Manufacturing” section on page 19: “The Company’s manufacturing process uses non- hazardous cleaning solutions which are provided and disposed of by an EPA approved supplier. EPA compliance costs for the Company are therefore negligible.” (See Draft Form 10-SB/A).

The following information per SB Regulation 101(b)(12) has been added in paragraph 4 under the “Overview” section on page 4: “The Company currently occupies approximately 8,000

Jeffrey Riedler, Assistant Director
United States Security and Exchange Commission
December 9, 2005

square feet of manufacturing and office space in Brea, California and have five full-time employees and three full-time and eight part-time consultants.” (See Draft Form 10-SB/A).

Comment 3: In response to SEC comment #3, CryoPort has added additional information to the first paragraph in the “Overview” section on page 4, to make a more straightforward explanation of what a dry cryogenic shipper is. (See Draft Form 10-SB/A).

Comment 4: In response to comment #4, the Company has added additional information in paragraph 2 in the “Overview” section on page 4 to further explain the differences of reusable and disposable shippers and the current development status of the disposable shippers. (See Draft Form 10-SB/A).

Comment 5: In response to comment #5, the Company has inserted as the last paragraph in the “Overview” section on page 4, the following: “As reported in the Report of Independent Registered Public Accountant on the Company’s March 31, 2005 and 2004 financial statements, the Company has incurred recurring losses from operations and has a stockholders’ deficit. These factors, among others raise substantial doubt about the Company’s ability to continue as a going concern. See page 26, “Management’s Discussion and Analysis or Plan of Operation” for further discussion.” (See Draft Form 10-SB/A).

Comment 6: In response to comment #6, the Company has inserted into the second paragraph under the “History” section on Page 5, the following: “The exchange price was reached through discussions between CryoPort Systems, Inc.’s board of directors and stockholders, and G.T.5-Limited’s board of directors and major stockholders, taking into account supply and demand factors as well as the historical share prices to non-insiders of each company. The acquisition was a transaction involving the cashless exchange of shares only.” (See Draft Form 10-SB/A).

Comment 7: The Share Exchange Agreement was provided in the original filing as Exhibit 10.1.1.

Comment 8: In response to comment #8 , the Company has inserted at the end of the paragraph in the “Smaller, More Efficient Packaging.” Section on Page 9: “CryoPort currently manufactures its reusable shipper with an approximate liquid nitrogen volume of five liters. The Company’s future intended products will be a range of shippers with liquid nitrogen capacities from approximately one to five liters in size.” (See Draft Form 10-SB/A).

Comment 9: In response to comment #9, the Company has inserted at the end of the first paragraph in the section “Emphasis on Decreasing Costs and System Simplification.” on Page 9 -“The current price of CryoPort’s reusable shippers range from $685 to $1,095. The price range for the proposed disposable/one way shippers when developed is initially expected to range from $50 to $175 per use depending on size.” (See Draft Form 10-SB/A).

Jeffrey Riedler, Assistant Director
United States Security and Exchange Commission
December 9, 2005

Comment 10: In response to comment #10, the Company has revised the second paragraph in the section “Emphasis on Decreasing Cost and System Simplification.” As well as the third paragraph on page 8 in section “Industry Overview” to clarify the product’s hold time and provide competitive hold time comparison. (See Draft Form 10-SB/A).

Comment 11: In response to comment #11, the Company has only one sales and distribution agent for South America which accounts for 10% of annual sales. This information has been incorporated in the first paragraph of the section “Sales and Marketing” on Page 14. The details of the Company’s contract with its South American sales and distribution agent are confidential. Providing the contract as an exhibit or exposing the terms of the contract would create difficulties with other company agents and distributors, as well as customers and other market competitors. Therefore we are not including a copy of the contract as an exhibit.

Comment 12: In response to comment #12, the Company has inserted the requested information showing the sales breakdown by geographical area in the “Sales and Marketing” section on page 14. (See Draft Form 10-SB/A).

Comment 13: In response to comment #13, the Company has revised the paragraph in the “Competition” section on page 17 to include the following: “Other competitive factors include the ability of the shipper to retain liquid nitrogen when placed in non-upright positions, the overall “leak-proffness” of the package which determines compliance with shipping regulations and the overall weight and volume of the package which determine shipping costs.” (See Draft Form 10-SB/A).

Comment 14: In response to comment #14, the Company has revised the paragraph in the “Research and Development” section on page 18 to included the following: “The Company’s principal research and development activities for the years 2004 and 2005 have centered around the investigation of materials of construction for the products and packages with the view of identifying those materials that yield fabrication costs consistent with the concept of disposability. Prototypes of one version of a unit dose transport system were developed and preliminary designs of a second concept were completed. Other research and development effort was directed toward improvements to the liquid nitrogen retention system to render it more reliable in the general shipping environment.” (See Draft Form 10-SB/A).

Comment 15: In response to comment #14, the Company has inserted a paragraph in the “Manufacturing” section on page 18 as follows: “Primary manufacturers include Spaulding Composites Company, Peterson Spinning and Stamping, Lydall Industrial Thermal Solutions, Ludwig, Inc., and Porex Porous Products Group. There are no specific agreements with any manufacturer nor are there any long term commitments to any. It is believed that any of the currently used manufacturers could be replaced within a short period of time as none have a proprietary component nor a substantial capital investment specific to the Company’s products.”

Jeffrey Riedler, Assistant Director
United States Security and Exchange Commission
December 9, 2005

Comment 16: In response to comment #16, the Company has inserted a chart on page 19 in the “Proprietary Rights and Licensing” section which includes the requested information including issuance and expiration dates for patents and trademarks. Additionally, the Company has inserted information to describe the patents and trademarks in more detail as follows: “The technology covered by the above indicated patents refer to matters specific to the use of liquid nitrogen dewars relative to the shipment of biological materials. The concepts include those of disposability, package configuration details, liquid nitrogen retention systems, systems related to thermal performance, systems related to packaging integrity, and matters generally relevant to the containment of liquid nitrogen. Similarly, the trademarks mentioned relate to the cryogenic temperature shipping activity.” (See Draft Form 10-SB/A).

Comments 17 and 18: In response to comments #17 and #18, the Company has consolidated the original first four risk factors into a single risk factor and has eliminated any repetitive text in the “Risk Factors” section on pages 21 and 22. In addition, the Company has added subheadings to clarify each risk factor discussed. (See Draft Form 10-SB/A).

Comment 19: In response to comment #19, the Company has revised its statement in the “Risk Factors” section on page 23 relating to if the Company is not able to compete effectively, to more clearly disclose the Company’s competitive situation. Harsco Corporation and Chart industries have been included as the two significant competitors. (See Draft Form 10-SB/A).

Comment 20: In response to comment #20, the Company, has revised its statement in the “Risk Factors” section on page 24 in order to clearly identify the factors affecting the Company’s ability to attract and retain skilled personnel by inserting the following: “The ability to attract personnel to the Company’s vision depends both on the availability of skills and the ability of the Company to offer compensation and challenge compatible to career goals of potentially available individuals. The Company believes that the growth factors in the target markets are sufficient to attract the interest of well-qualified candidates for all positions as the need arises. To date, the Company has not experienced difficulties in attracting or retaining qualified personnel, however, there is no guarantee that there will be well-qualified candidates in the future to choose from.” (See Draft Form 10-SB/A).

Comment 21: In response to comment #21, the Company has inserted a statement in the “Risk Factors” section on page 25 relating to if the Company’s needs and ability to obtain patent and trademark protection, as follows: “The Company is not aware of any other company that is infringing any of the Company’s patents or trademarks nor does the Company believe that it is infringing on the patents or trademarks of any other person or organization.” See Draft Form 10-SB/A).

Comment 22: In response to comment #22, the Company has inserted a statement in the “Risk Factors” section on Page 25 relating to if the Company experiences manufacturing delays or

Jeffrey Riedler, Assistant Director
United States Security and Exchange Commission
December 9, 2005

interruptions, as follows: “To date, the Company has not experienced any material delays to the point that its ability to adequately service customer needs has been compromised. As the business develops and quantity of production increases, it becomes more likely that such problems could arise.” (See Draft Form 10-SB/A).

Comment 23: In response to comment #23, the Company has made no revision to “Risk Factors” section relating to the Company’s governance by Penny Stock Regulations on page 24 due to the fact that the last trade and the current asked price for Company common stock, as of the date of the Company’s responses, was and is $4.90. This more current trade price was inserted in the subsequent “Risk Factors” section relating to effect on stock price from the sale of substantial shares on page 27. (See Draft Form 10-SB/A).

Comment 24: In response to comment #24, the Company, on Page 28, has revised its statement in the “Liquidity and Capital Resources” - “Total assets” section to disclose the amount and source of research and development funding to include the following: “During the last quarter of the Company’s 2005 operations, funding of $991,875 was raised through a private placement offering of common stock under regulation D. These funds were raised to allow the Company to focus on accelerating the development and launch of its one-way product.” (See Draft Form 10-SB/A).

Comment 25: In response to comment #25, the Company has inserted information to update the Company’s current plans to launch the new product in the “Liquidity and Capital Resources” - “Total assets” section on page 28 as follows: “It is planned to introduce the single use/one-way products in limited quantities to selective customers during the first quarter of calendar year 2006. A broad launch to the general market will follow after feedback from this introductory distribution is received and customer demand is further understood. A higher volume demand is expected to develop as pharmaceutical products requiring cryogenic protection come to market.” Should the launch time for its one-way shipper significantly change, the Company will immediately notify the SEC as to a change in any launch date.

Comment 26: In response to comment #26, the Company is under a confidentiality agreement with all its potential vaccine manufacturers. The Company is precluded from disclosing such information under contract and because the Company feels that such information may 1) cause these manufacturers to withdraw from discussions and 2) remove any competitive advantage the Company may have in its potential to be first to market.

Comment 27: In response to comment #27, the Company has revised its submission to remove any reference to Section 27A of the Securities Act of 1933, and any reference to Section 21E of the Securities Act of 1934. (See Draft Form 10-SB/A).

Comment 28: In response to comment #28, the Company, on Page 31, has revised its statement

Jeffrey Riedler, Assistant Director
United States Security and Exchange Commission
December 9, 2005

in the “Liquidity and Capital Reserves” section describing the Company’s indebtedness to disclose more clearly the history of the $67,440 note payable to Falk, Shaff & Ziebell, LLP, representing an earlier conversion of accounts payable. Since the original note expired December 31, 2002 and the terms have been significantly revised through verbal agreement by the Company and the lender, the Company is not including a copy of the expired note as an exhibit. All other notes were previously included as exhibits to the original 10-SB filing. In addition the Company has inserted a table on page 31, listing the lender, principal interest rate, and maturity date of all the notes discussed in footnote #8 to the financial statements. (See Draft Form 10-SB/A).

Comment 29: In response to comment #29, the Company has inserted a paragraph in the
“Liquidity and Capital Reserves” section on page 32 to provide a thorough discussion of cash flows in compliance with Section IV.B.1. of Financial Reporting Release 72. (See Draft Form 10-SB/A).

Comment 30: In response to comment #30, the Company has revised each of the “Critical Accounting Policies” on pages 33 and 34 to provide more clear description of the costs which are subject to estimates and the factors considered by the Company when determining those estimates in compliance with Section V. of Financial Reporting Release 72. (See Draft Form 10-SB/A).

Comment 31: In response to comment #31, the Company, on Pages 34 through 36, has revised its statements in the sections “Results of Operations - Year Ended March 31, 2005” and “Results of Operations - Three Months Ended June 30, 2005” on pages 34, 35 and 36, to quantify those factors to explain material fluctuations in Company revenues, costs and expenses as required by Financial Reporting Codification Section 501.04. (See Draft Form 10-SB/A).

Comment 32: In response to comment #32, the Company, has clearly identified the positions held by Peter Berry and Dee S. Kelly during the past five years including the approximate dates during which they held those positions, in their respective bios on Page 39 in the “Background of Directors and Officers” section as requested. (See Draft Form 10-SB/A).

Comment 33: In response to comment #33, the Company has restated its footnote (4) on Page 41, in order to provide the current status of Mr. Berry’s bonus for 2005 as follows: “It is estimated that this bonus amount will be approximately $100,000 and is still pending final board approval.” (See Draft Form 10-SB/A).

Comment 34: In response to comment #34, the Company has revised its paragraph 2 of “Certain

Jeffrey Riedler, Assistant Director
United States Security and Exchange Commission
December 9, 2005

Relationships and Related Transactions” on Page 44 to include the individual amounts owed to Patrick Mullens and Jeffrey Dell. (See Draft Form 10-SB/A).

Comment 35: In response to comment #35, the Company has revised its paragraph 2 of “Certain Relationships and Related Transactions” on Page 44 to include the individual amounts owed to Mark Grossman, David Petreccia and Raymond Takahashi. (See Draft Form 10-SB/A).

Comment 36: In response to comment #36, the Company, has inserted a table on page 48 in the section “Recent Sales of Unregistered Securities” in order to provide more specific dates for the sales that took place during fiscal years 2005 and 2004 in compliance with Regulation S-B Section 701(b). (See Draft Form 10-SB/A).

Comment 37: In response to comment #37, the Company has inserted the following: “All securities sold by the Company were sold to individuals, trusts or others as accredited investors as defined under Regulation D under the Securities Act, as amended.” in the first paragraph of “Recent Sales of Unregistered Securities” on Page 47 to disclose the class of investors who purchased the Company’s securities in all the transactions described in this section. (See Draft Form 10-SB/A).

Comment 38: In response to comment #38 and bullet points 1,2,3,5, and 6,, the Company has thoroughly analyzed the share price value when considering the share value for each of the calculations described in these bullet points. Though the stock had a listed trading price between approximately $5.50 and $6.50 after the merger, the Company determined that $5.50 to $6.50 was not representative of the actual fair value for the following reasons: 1) due to the restrictive status of the majority of the Company’s shares the Company float was less than 10% of the outstanding issued shares; 2) the Company’s common stock was so thinly traded, that any major sale could not be supported at this time, and the price was expected to drop upon such an occurrence. In fact, that is what has recently occurred, when the stock price dropped down to between $4.00 and $4.90 over the last few weeks.

In response to comment #38, bullet point 4, the estimate of the fair value of the shares provided as settlement to the former employee, which occurred in August of 2004, was based on the current offering price of the limited private placement offering which the Company was offering at that time to it’s current shareholders. Further, the plaintiff was a current shareholder eligible for the limited offering and accepted the offer. (See Draft Form 10-SB/A).

Comment 39: In response to comment #39, the Company has revised its statement in the section,

Jeffrey Riedler, Assistant Director
United States Security and Exchange Commission
December 9, 2005

“Fair Value of Financial Instruments” on page F-8 of the March 31, 2005 Financial Statements to include the following sentence: “The difference between the fair value and recorded values of the related party notes payable is insignificant.” The Company prepared a detailed analysis comparing the 6% interest rate of the notes with the historical prime, prime +1 and prime -1 rates during the periods since the funds were originally loaned to the Company. Based on this analysis it was determined that the differences were insignificant. In addition, each of the lenders were agreeable to the 6% interest rate. (See Draft Form 10-SB/A).

Comment 40: In response to comment #40, the Company, corrected its statement in the “Accrued Warranty Costs” section on Page F-10 to read as follows: “Costs related to servicing the standard warranty are charged to the accrual as incurred.” This statement more accurately describes the recording of warranty cost of the Company which was already set forth in the warranty accrual activity table below the comment on page F-10., (See Draft Form 10-SB/A).

Comment 41: In response to comment #41, prior to the Company moving to its current facility in Brea, CA, the Brea landlord had been experiencing difficulty identifying a tenant. The building had remained empty for approximately 3 years based on the poor condition of the building caused by the previous tenant. Therefore, based on a verbal agreement between the landlord and the Company, it was agreed that the Company not enter into a long-term lease agreement until an undetermined future agreed to date. For this arrangement, the Company agreed to and did incur expenditures including capitalized leasehold improvements of $7,900 plus other miscellaneous costs which fell below the capitalization policy threshold. In November of 2004, the Company verbally agreed to start paying rent of $4,000 per month on a month to month basis, representing the Company’s usage of slightly over half the available floor space. Subsequently, a written, two year lease was entered into, effective on April 1, 2005, at a monthly lease payment amount of $7,500, representing the Company’s now total occupancy of the building space. (See Draft Form 10-SB/A).

Comment 42: In response to comment #42, the Company has changed the statement in Note 9 on Page F-19 as follows: “In connection with the reverse acquisition (see Note 1), the Company issued 1,000,000 shares to a majority stockholder in exchange for the stockholder’s surrender of 1,354,891 shares of CryoPort Systems’ common stock held by the stockholder.”, omitting the word pending to specifically reflect that the share exchange was part of the reverse merger which occurred in March, 2005. (See Note 9 and Note 1 of Draft Form 10-SB/A).

Comment 43: In response to comment #43, the Company has revised the statement in Note 10 on Page F-20 as follows: “All options granted have an exercise price equal to the fair market value at the date of grant, vest upon grant or agreed upon vesting schedules and expire five years from the date of grant.” to reflect that not all options vest upon grant. Some options vest upon grant while others have future monthly or annual vesting dates.

Jeffrey Riedler, Assistant Director
United States Security and Exchange Commission
December 9, 2005

Should you wish to discuss our responses and the Draft Form 10-SB/A, please contact me immediately so we can respond and file the Form 10-SB/A before the 60 days run on December 19th.

Sincerely,
/s/ Gary Curtis Cannon              December 9, 2005
Gary Curtis Cannon
Attorney at Law

GCC/dc
Cc: CryoPort, Inc.
   Corbin & Company, LLP